UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International Corporation 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

MANTECH INTERN ATIONAL CORPORATION 401(K) PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants of

ManTech International Corporation 401(k) Plan

Fairfax, VA

We have audited the accompanying statements of net assets available for benefits of the ManTech International Corporation 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the 2006 and 2005 financial statements include securities valued at $48,180,035 (17 percent of net assets) and $49,681,177 (21 percent of net assets), respectively, whose values have been estimated by the Retirement Plan Committee in the absence of readily ascertainable market values. We have examined the procedures used by the Retirement Plan Committee in arriving at its estimate of the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  DELOITTE & TOUCHE LLP

McLean, VA

June 26, 2007

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments—at fair value:
Participant-directed investments	$278,275,498	$223,901,087
Loans receivable from participants	4,667,745	3,588,590

Total investments	282,943,243	227,489,677

Receivables:
Employer contribution	1,146,324	2,307,463
Participant contributions	1,195,162	1,025,096

Total receivables	2,341,486	3,332,559

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	285,284,729	230,822,236
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,618,007	2,027,088

NET ASSETS AVAILABLE FOR BENEFITS	$286,902,736	$232,849,324

See notes to financial statements.

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$29,494,933
Employer contributions	9,974,081
Transferred assets	16,558,218
Rollover of funds	2,975,144

Total contributions	59,002,376

Investment Income:
Net appreciation in fair value of investments	12,556,881
Interest and dividends	15,248,477

Net investment income	27,805,358

DEDUCTIONS:
Benefits paid to participants	32,728,760
Administrative expenses	25,562

Total deductions	32,754,322

INCREASE IN NET ASSETS	54,053,412
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	232,849,324

End of year	$286,902,736

See notes to financial statements.

MANTECH INTERNATIONAL CORPORATION COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the ManTech International Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of ManTech International Corporation (the “Company”) and its subsidiaries. Employees who are on the Company’s U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) lease employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan. The Company is a party to a collective bargaining agreement at two sites, the Goddard Space Flight Center and the Wallops Island Flight Facility (“WFF”), where some of the Company’s employees are represented by the International Brotherhood of Electrical Workers (“IBEW”), Local 1501. Plan eligibility and participation criteria applicable to employees working overseas or in accordance with collective bargaining agreement may be different than criteria applicable to other Company employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Retirement Plan Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The custodian of the Plan, responsible for administration is Fidelity Investment Institutional Operations Company, Inc.

Eligibility—An employee is eligible to participate in the Plan as soon as the first pay period after hire (after one year of service for employees under the collective bargaining agreement). Each eligible employee who is not already a participant will become a participant for purposes of Company Basic Matching Contribution as of the first entry date following the date on which he has completed three months of employment with the Employer. There were 7,365 and 6,715 participants in the Plan as of December 31, 2006, and December 31, 2005 respectively

Contributions— The Plan permits tax-deferred contributions up to 60% of gross pay. The tax-deferred contribution threshold for participants under the terms of the collective bargaining agreement is 15%.

The after-tax contribution limit is 20% (10% for participants under the collective bargaining agreement.) However, total contributions (tax-deferred plus after-tax contributions) cannot exceed 60% of gross pay (18% for participants under the collective bargaining agreement).

The Company, with the exception of employees at Goddard Space Flight Center, SMA (Aegis), ManTech Security Technology, ManTech Advanced Systems, ManTech Command Control Systems, and ManTech Integrated Data Systems, matches a Plan-defined percentage of 50% of employee contributions up to 6% of the participant’s base compensation. Goddard Space Flight Center matches a Plan-defined percentage of employee contributions up to 8% of the participant’s base compensation under a collective bargaining agreement. ManTech Security Technology, ManTech Advanced Systems, and ManTech Command Control Systems, match a Plan-defined percentage of employee contributions up to 75% of the participant’s first $4,000 contributions. ManTech Integrated Data Systems (MIDS) matches 5% of eligible compensation or 100% of employee contribution, whichever is less; Gray Hawk Systems (GHSYS) matches 4% of eligible compensation or 100% of employee contribution, whichever is less, once a year, at the end of the year. SMA (Aegis) matches 5% of eligible compensation or 100% of employee contribution, whichever is less if salary is less than $60,000, or 75% of the participant’s first $4,000 contributions, if salary is more than $60,000, once a year, at the end of the year.

Participant Accounts— The Plan requires that a separate record or account be maintained for each employee in the Plan. Participants’ and Employer’s contributions are credited directly to the corresponding individual account. Each participant elects the investments that comprise his/her individual account. Investment earnings and losses are also allocated into these accounts based upon the participant’s investment performance.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in the elections made by the participants. The Plan currently offers mutual funds and an insurance investment contract as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

Participant Loans—A participant may borrow from his or her account provided that the participant executes a promissory note in the amount of the loan which indicates the repayment period and rate of interest. The minimum loan is $1,000, and the aggregate amount of outstanding loans to a given participant may not exceed 50% of the participant’s total vested account balance or $50,000, whichever is lower. The rate of interest on any loan is fixed at the prevailing rate used by commercial lending institutions on the date the loan application is received. The repayment period is selected by the participant, but may not exceed the lesser of five years or the number of years remaining before the participant’s retirement, with the exception of home loans. Repayment is facilitated through payroll deductions. Loans to participants are considered assets of the Plan and are presented at cost which approximates fair value.

Participant loans that are not repaid upon employment termination shall be considered in default. Loans shall also be considered in default if any loan payment is not paid within 90 days of the payment due date.

Loans in default—loans that did not result in any renegotiation of loan terms or resumption of repayment represent loans in default totaling $45,773 for the year ended December 31, 2006, the annual changes of which are included as distributions on the Statement of changes in Net Assets Available for Benefits. As such, these amounts have not been included as loans receivable from participants on the Statements of Net Assets Available for Benefits or on the Schedule of Assets Held at December 31, 2006.

Payment of Benefits—On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period.

Forfeited Accounts—Forfeitures of the Company’s matching contributions will occur if a participant who joined the plan after February 1, 2005, terminates their employment with the Company in accordance with the following schedule:

Years of Service	Vested Percentage
1	33.33%
2	66.67%
3 or more	100%

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $217,318 and $22,469, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $138,472 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In 2006, the Plan adopted accounting guidance provided by FASB Staff Position AAGINV-1 and SOP94-4-1 “Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” As required, such guidance has been applied retroactively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The Stable Value Fund is a fully benefit-responsive investment contract and is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances.

Assets underlying the Stable Value Fund are valued using market quotations to the extent available. Other assets, which do not have readily available market quotations, are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. Wrap contracts are valued using a discounted cash flow model which considers recent fee bids, discount rate, and the duration of the underlying securities in the portfolio

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Except for a $25 annual service charge assessed to each participant who remains in the Plan but has terminated their employment with the Company, Fidelity does not impose a per-participant fee to cover the costs of recordkeeping and participant service center support. These fees have been factored into the overall asset charges which are automatically deducted from the rates of return of the various Fidelity funds including the Fidelity Stable Value fund, the five Fidelity (FID) Freedom Funds, the Fidelity Actively Managed Fund, and the Fidelity Stock Market Fund.

Fidelity does not impose a separate asset charge for the non-Fidelity managed funds that include the American FDS Growth Fund AMER, the FID Small Cap Stock Growth Fund, the H & W Mid Cap Value Fund, the American FDS Growth Fund AMI Fund, the ABF Small Cap Value PA, the FID Diversified International, and Brokerage Link. Asset charges for these funds are already factored into the rates of return for such funds by each fund manager.

Payment of Benefits— Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $176,988 and $135,047 at December 31, 2006 and 2005, respectively.

Transfers— The assets of another retirement plan were transferred into the Plan effective January 1, 2006. This was due to the merging of the retirement plan of Gray Hawk Systems (GHSYS) into ManTech International Corporation, which transferred $16,558,218 of plan assets to the plan.

The assets of another retirement plan were transferred into the Plan in 2005. This was due to the merging of the retirement plan of Integrated Data Systems (IDS) into ManTech International Corporation, which transferred $24,922,609 of plan assets to the Plan.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The following table represents the fair value of investments at December 31, 2006, and 2005. Investments that represented 5% or more of the Plan’s net assets available for benefits are separately identified.

	As of December 31,
	2006		2005
Fidelity
Stable Value Fund	$46,562,028	*	$47,654,089	*
FID Freedom 2050	10,389		—
FID Freedom 2045	34,968		—
FID Freedom 2040	1,584,508		595,944
FID Freedom 2035	798,428		336,847
FID Freedom 2030	5,639,189		3,960,415
FID Freedom 2025	1,431,667		597,691
FID Freedom 2020	6,148,378		4,694,024
FID Freedom 2015	7,330,757		6,504,907
FID Freedom 2010	4,163,223		3,566,095
FID Freedom 2005	91,583		56,116
FID Freedom 2000	1,322,175		1,337,160
FID Freedom Income	6,084,897		2,235,485
American FDS Growth Fund AMI	36,930,178	*	33,128,664	*
FID Diversified International	22,815,739	*	11,639,820	*
Spartan US Equity Index	22,291,333	*	17,690,635	*
FID ContraFund	20,858,038	*	11,219,137
TRP Equity Income	15,608,902	*	11,123,302
H & W Mid Cap Value	15,237,130	*	10,832,319
ABF Small Cap Value PA	14,830,867	*	13,902,867	*
FID Small Cap Stock	11,288,100		9,926,227
Artisan Mid Cap Investment	10,265,620		9,101,229
West Asset Core FI	10,224,020		9,655,073
Dodge & Cox Balanced	8,331,366		4,725,936
PIMCO High Yield	4,731,367		3,236,232
Fidelity Cash Reserve	3,148,607		713,294
Brokerage Link	423,910		253,676
Hartford Small CO Y	88,130		—
FID Cap Appreciation	—		5,213,904

Total	$278,275,498		$223,901,087

*	Represents 5% or more of the Plan’s net assets at December 31, 2006, and December 31, 2005.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

For the Year Ended December 31, 2006
Stock Funds	$12,363,435
Bond Funds	193,446

Total	$12,556,881

The Stable Value Fund is a Fidelity non-pooled General Account product. The Stable Value Fund is valued at $1 per share. There are no restrictions on Participant withdrawals from the fund. Quarterly rate resets are done to the Actively Managed assets. Such resets take into account the yield, duration and market value and book value of the portfolio. There are no reserves against the value of the fully benefit-responsive insurance wrapper or the Stable Value Fund. The Plan’s investment contract with Fidelity Investment Institutional Operations Company, Inc. is valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

	As of December 31,
	2006	2005
Short Term Investment Funds	$4,650,250	$20,337,300
Government Agencies	28,133,604	27,316,789
Insurance and other products	13,778,174	—

Total Market Value	46,562,028	47,654,089
Fully Benefit Responsive Insurance Wrapper	1,618,007	2,027,088

Total Contract Value	$48,180,035	$49,681,177

Average Yield	3.01%	2.86%
Average Crediting Rate	3.11%	2.69%

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	As of December 31,
	2006	2005
Net assets available for benefits as reported in the Financial Statements	$286,902,736	$232,849,324
Add: Net Effect of timing differences in defaulted loans adjustments	—	212,272
Less: Distributions Payable to withdrawing participants at year end	(176,989)	(135,047)

Net assets available for benefits as reported in Form 5500	$286,725,747	$232,926,549

For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

As of December 31
2006
Net increase in assets available for benefits as reported in the Financial Statements	$54,053,412
(Less) Assets Transferred into the Plan	(16,558,218)
(Less) Net effect of timing differences in defaulted Loans adjustments	(212,272)
Distributions Payable to withdrawing participants at year end 2005	135,047
Less: Distributions Payable to withdrawing participants at year end 2006	(176,989)

Net income as reported in Form 5500	$37,240,980

* * * * * *

MANTECH INTERNATIONAL CORPORATION 401(k) PLAN

Form 5500, schedule H, Part IV, Line 4i: SCHEDULE OF ASSETS

(Held at end of Year)

DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
Fidelity Investments (1)	Insurance Company General Account:
	Stable Value Fund	$48,180,035

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2050	10,389

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2045	34,968

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2040	1,584,508

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2035	798,428

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2030	5,639,189

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2025	1,431,667

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2020	6,148,378

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2015	7,330,757

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2010	4,163,223

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2005	91,583

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom 2000	1,322,175

Fidelity Investments (1)	Registered Investment Company:
	Spartan US Equity Index	22,291,333

Fidelity Investments (1)	Registered Investment Company:
	American FDS Growth Fund AMI	36,930,178

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value (2)
Fidelity Investments (1)	Registered Investment Company:
	Brokerage Link (3)	423,910	(3)

Fidelity Investments (1)	Registered Investment Company:
	TRP Equity Income	15,608,902

Fidelity Investments (1)	Registered Investment Company:
	FID Small Cap Stock	11,288,100

Fidelity Investments (1)	Registered Investment Company:
	ABF Small Cap Value PA	14,830,867

Fidelity Investments (1)	Registered Investment Company:
	FID Diversified International	22,815,739

Fidelity Investments (1)	Registered Investment Company:
	Artisan Mid Cap Investment	10,265,620

Fidelity Investments (1)	Registered Investment Company:
	PIMCO High Yield	4,731,367

Fidelity Investments (1)	Registered Investment Company:
	FID Contrafund	20,858,038

Fidelity Investments (1)	Registered Investment Company:
	H & W Mid Cap Value	15,237,130

Fidelity Investments (1)	Registered Investment Company:
	West Asset Core FI	10,224,020

Fidelity Investments (1)	Registered Investment Company:
	Fidelity Cash Reserve	3,148,607

Fidelity Investments (1)	Registered Investment Company:
	FID Freedom Income	6,084,897

Fidelity Investments (1)	Registered Investment Company:
	Hartford Small CO Y	88,130

Fidelity Investments (1)	Registered Investment Company:
	Dodge & Cox Balanced	8,331,366

Loans Receivable from Participants	Fully amortizing loans bearing interest ranging from 5.0% to 12.0% and maturing at various dates through the year 2020.	4,667,745

	TOTAL ASSETS HELD FOR INVESTMENTS	$284,561,250

From Statements of Net Assets Available for Benefits:		$282,943,243

Total investments Adjusted from fair value to contract value for fully benefit-responsive investment contracts		1,618,007

Total, as above		$284,561,250

(1)	Noted as party-in-interest.
(2)	Cost information is not required for participant-directed investments and, therefore not included.
(3)	The Brokerage Link Account included $3,683 of ManTech International Corporation Class A common stock at December 31, 2006.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ManTech International Corporation 401(k) Plan

June 26, 2007	/s/ Margarita Mentus
Margarita Mentus
Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm